Dodge & Cox  /  Investment Managers  /  San Francisco
Oce N.V. (OCE NA) - Sold
Digital
Document
Systems
72%
Wide Format
Printing
28%
Investment Thesis
Leading Positions in Niche Markets Leader in technical wide-format and continuous feed monochrome production printers. Top three in display graphics.
Prospect for Profitability Improvement Management is restructuring costs through off-shoring, outsourcing, and better cash management.
Downside Protection 3% dividend yield; 66% recurring revenue. Direct sales (~90%) and service force, particularly in Europe, could be valuable to a potential acquirer.
Risks
Imagistics Acquisition The transaction introduces integration risk and takes away a net cash position that protected the downside.
Trailing Competitors in Color Oce realizes about 10% of revenue from color products, compared to over 25% for Xerox and Canon.
Lack of Scale In many markets, Oce lacks sufficient equipment density to support its direct service force.
Finance Receivables Oce has sold off all but EUR 200-250 mm in finance receivables and could be left with exposure to less credit worthy customers.
Share Price € 18 (7/24/07)
2007e
2006 2007e Multiple
Revenues 36.0 36.7 0.5 x
Earnings 0.64 0.78 23.1 x
Dividend 0.58 0.58 3.2%
Book Value 8.00 8.21 2.2 x
3
rd
Quarter 2007
Company Profile
Manufactures and distributes office copiers,
high-volume printers, and technical printers.
Digital Document Systems include high-end
printers and copiers sold to corporations and
commercial printers.
Wide Format Printing includes printers for
technical and display graphic applications.
Generates revenues in the U.S. (43%);
Germany, the Netherlands, the U.K. and France
(32%); the rest of Europe (18%);
and the rest of the world (7%).
Founded in 1877 and headquartered in the
Netherlands.
Per Share Valuation
2006 Revenues = EUR 3.1 Billion
FY ends November 30
Shares Outstanding = 85.6 million
All figures in EUR ($1 = EUR 0.7235)
Conclusion: Based on the factors above, the position in Oce N.V. was sold.
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge &
Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice.  Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979.  Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
STANDARD LIFE (SL/ LN) Sold
2
nd
Quarter 2007
Company Profile
• Headquartered in United Kingdom.
• 3
rd
largest life and pension provider in the
U.K., 4
th
largest life and pension provider in
Canada.
• Revenues in 2006: U.K. (78%), Canada
(15%), and other international (5%).
• Founded in 1825, reincorporated into a
mutual assurance company in 1925, and
demutualized in 2006.
• Standard Life’s investment management arm
is the 6
th
largest U.K.-domiciled fund.
Per Share Valuation 2006 Revenue: £15.3 Billion
PF: Pro Forma
ROE: Return on Equity
Nmf: not meaningful
FY End December 31
Shares Outstanding: 2.1 billion
All figures in British Pounds
Investment Thesis
Strong Franchise 3rd largest life and pension provider in the UK with 8% market share, growing asset management business, strong brand and distribution.
Product Innovation Leading developer of pension products. Developed a wrap platform ahead of competitors.
Restructuring Launched in earnest in 2004: products re-priced, commissions restructured, new products developed. Shifting emphasis on higher return on equity products such as pension and asset management.
Takeover Potential Received more than one buyout offer prior to public offering. Rumors of takeover resurfaced at the end of 2006.
Risks
Valuation Trades at 1.57 times 2007 estimated Price-to-Book Value.
U.K. Regulation Heavy-handed regulation pressured SL’s pension business in the past and could do so again.
Intensifying Competition SL developed the leading self-investment personal pension product in the UK life insurance industry. Competitors have since been developing their own versions.
Operational Risks Drag from legacy business (prior to demutualization).
Conclusion: Due to changing fundamentals and a rising valuation, we decided to sell Standard Life.
Invest
Mgmt
2%
Health &
General
Insurance
2%
Banking
5%
Life &
pensions
91%
Price £3.30 (6/29/07)
2007E
2006PF 2007E Multiple
Earnings 0.23 0.28 14.7x
Book Value 1.35 1.57 2.5x
ROE 18.4% 19.2%
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge &
Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice.  Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979.  Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
Share Price 114.0 (7/19/07)
2006
2006 Multiple
Revenues 6.63 17.2x
Earnings 6.70 17.0x
Dividend 2.20 1.9%
Book Value 86.5 1.3x
3
rd
Quarter 2007
Company Profile Per Share Valuation
2006 Revenues = HKD 11 Billion
Cheung Kong Holdings, Ltd. (1:HK) - Bought
Headquartered in Hong Kong.
Conglomerate focused on residential and
commercial property development in Hong
Kong and China.
More than half of Cheung Kong’s value is
attributable to its 50% stake in Hutchison
Whampoa (13:HK).
Other holdings include CK Life Sciences and
TOM Group.
Chairman Li Ka-Shing owns 40% of the
company.
Property & Project
Management, 1%
Property Rental,
4%
Hotels & Services,
5%
Property Sales,
61%
JV Share of
Property Sales,
29%
FY ends December 31
Shares Outstanding = 2.32 billion
All figures in HKD ($1 = HKD 7.8)
Investment Thesis
Savvy Management Chairman Li-Ka Shing has a successful track record of investing and allocating capital.  Through its ~40%
ownership stake, management is aligned with investors.
Exposure to Asian Growth Cheung Kong’s extensive property portfolio in China offers attractive exposure to the growth of Chinese urban centers.  The stake in Hutchison Whampoa also provides exposure to Asian growth through its operations in ports, property, and retail.
Potentially Undervalued Assets While the investment community has focused on the poor performance of Hutchison Whampoa’s investment in 3G, a telecommunications company, other attractive areas of Cheung Kong’s portfolio have potentially gone unnoticed, including its property investments.
Risks
Hutchison Profitability Through its investment in Hutchison Whampoa, Cheung Kong is affected by the losses that Hutchison’s 3G investment has incurred since its inception. Management expects the operations to become profitable shortly.
Dilutive Acquisitions The company has made its reputation as an intelligent allocator of capital, but there is a risk that it will invest in poor performing investments.
Conclusion: Due to a market leading position in Hong Kong and Chinese property development and a strong management team, Cheung Kong Holdings was bought in the International Stock Fund.
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge &
Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice.  Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979.  Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
Tyco Electronics Ltd. (TEL) - Bought
Electronic
Components,
73%
Network
Solutions, 14%
Wireless
Systems, 7%
Other, 6%
Investment Thesis
Market share leader
TEL is #1 in 70% of its sales categories, which results in lower costs and stronger customer relationships.
Margin improvement
Divestitures of less profitable businesses and relocation of manufacturing facilities may increase margins.
Opportunities in under-penetrated markets
TEL has opportunities to grow in markets such as defense and medical.
Valuation
Attractive valuation relative to competitors and the value of acquired businesses.
Risks
Increasing commodity prices
TEL may not be able to fully pass on commodity price increases to customers.
Competitive pressure may increase
Competitors such as Hon Hai, a Taiwanese connector maker, may attempt to compete on price.
Increasing tax rate
Tax rate is expected to increase following the spin off.
3
rd
Quarter 2007
Company Profile
Incorporated in Bermuda, headquartered in
Berwyn, Pennsylvania.
Largest connector manufacturer in the world.
Connectors are electronic components that
connect conducting elements such as cables
and circuit boards.
2006 Sales: Americas (39%), Europe (34%),
China (11%), and Asia ex-China (16%).
Spun-off from Tyco International 6/07.
Largely made up of businesses acquired by
Tyco International between 1998 and 2001,
including AMP and Raychem.
Per Share Valuation
2006 Revenues = $12.8 Billion
FY ends September 30
Shares Outstanding = 496 million
All figures in USD
Conclusion: We believe Tyco Electronics is an attractive investment at the current valuation.
Tyco Elec. S&P 500
Price (7/2/07) $40 $1,519
2006 EPS 2.24 89.0
2007 est. EPS 2.42 95.7
2006 Price/Sales 1.5x 1.5x
2006 Price/Earnings 18x 17x
2006 Price/Book 1.7x 3.0x
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge &
Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice.  Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979.  Please read the prospectus carefully before investing.